UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10035875

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global-American Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20277 Valley Blvd., Suite A
(No. and Street)

Walnut (City) CA (State) 91789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cedric Swirsky 949-306-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cedric Swirsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global-American Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title


MELVIN LEE KIM
COMM. # 1760992
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. SEPT. 8, 2011

Notary Public
Melvin Lee Kim

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of **Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

GLOBAL-AMERICAN INVESTMENTS, INC.

CONTENTS

PART I

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Global-American Investments, Inc.
Walnut, California

I have audited the accompanying statement of financial condition of Global-American Investments, Inc. as of December 31, 2009 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Global-American Investments, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Global-American Investments, Inc. as of December 31, 2009 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Yafeh, CPA

Los Angeles, California
February 18, 2010

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash - checking	$ 6,538
Cash - money market	54,650
Clearing broker's deposits	36,980
Commissions receivable	24,972
Fixed assets less depreciation allowance $25,013	2,711
TOTAL ASSETS	$125,851

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 22,338
TOTAL LIABILITIES	22,338
SHAREHOLDER'S EQUITY	
Common stock -authorized, issued and outstanding 10,000 shares without value per share	49,359
Paid-in capital	634,386
Accumulated (deficit)	(580,232)
TOTAL SHAREHOLDER'S EQUITY	103,513
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$125,851

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$ 420,527
Other	1,300
Interest	598
Total Revenues	422,425
Operating Expenses – Page 10	446,788
(Loss) Before Income Tax	(24,363)
Franchise Tax Provision	800
Net (Loss)	$(25,163)

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance, December 31, 2008	10,000	$49,359	$634,386	$(555,069)	$128,676
Net (Loss)				(25,163)	(25,163)
Balance, December 31, 2009	10,000	$49,359	$634,386	$(580,232)	$103,513

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Activities	
Net (loss)	$(25,163)
Depreciation and amortization	489
Commissions Receivable	13,589
Accounts Payable	(13,071)
Cash Used by Operating Activities	(24,156)
Cash Flow from Investing Activities	0
Cash Flow from Financing Activities	
Decrease in Money Market	6,858
Decrease in Cash	(17,298)
Cash: Beginning of the Year	23,836
Cash: End of the Year	$ 6,538
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 800

See Accompanying Notes to Financial Statements

NOTE 1 – ORGANIZATION AND HISTORY

Organization

Global-American Investments, Inc., the Company was incorporated on September 9, 1996 in the state of Arizona and subsequently become a member of the National Association of Securities Dealers, Inc. ("NASD") and commenced operations in the general business of a broker dealer of securities. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). In January 1999 the Company became a resident foreign corporation in the State of California.

In July, 2001 the Company was acquired by a new owner, SE Global Equities Corp. ("SEG") and became its wholly owned subsidiary. In 2005 SEG was acquired by Sun New Media, Inc. (SNMI). In April 2006 the Company was acquired by a new owner, Kingston Capital Group.

Nature of Business

The Company conducts a general securities business on a fully disclosed, introductory basis. The Company does not hold customers' funds or securities. It has two locations. All are in California: Walnut headquarters and one branch in Walnut, California (operations principally on-line trading).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues

Commission revenues are recorded on a settlement date basis.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. A valuation allowance for the entire net operating loss has been recorded.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. See Page 8 for the calculation of net capital.

NOTE 5 - INCOME TAXES

The Company files its Federal income tax return as a member of its parent's consolidated group. The Company, as a resident foreign corporation in the State of California, is required to file a California Franchise tax return. The Company has a net operating loss (NOL) carry forward which requires only a minimum $800 payment in 2009.

NOTE 6 - OFF BALANCE SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 7 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

GLOBAL-AMERICAN INVESTMENTS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 103,513
Less: Nonallowable assets - Fixed assets, net	(2,711)
Net Capital	$100,802

Computation of Net Capital Requirements

Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 1,489
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 95,802
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 98,568

Computation of Aggregate Indebtedness

Total liabilities	$ 22,338
Percentage of aggregate indebtedness to net capital	22%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

Reconciliation

Net capital – unaudited	$ 100,802
Net capital – audited	$ 100,802

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Global-American Investments, Inc.
Walnut, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2009 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA

Los Angeles, California
February 18, 2010

GLOBAL-AMERICAN INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Expenses

Bank service charges	$ 912
Clearing firm charges	59,524
Commission expense	166,490
Depreciation	489
Insurance	11,987
License & permits	45
Office supplies & expenses	9,326
Payroll expense	95,150
Payroll processing fee	1,642
Payroll tax expense	8,749
Postage & delivery	579
Professional fees	30,030
Quotation costs	8,404
Regulatory fees	7,661
Rent	17,187
Repair & maintenance	2,551
Telephone	16,241
Travel & entertainment	7,894
Utilities	1,227
Miscellaneous expense	700
Total Operating Expenses	$ 446,788

GLOBAL-AMERICAN INVESTMENTS, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Global-American Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

GLOBAL-AMERICAN INVESTMENTS, INC.

SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Global-American Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Global-American Investments, Inc.
Walnut, California

In planning and performing my audit of the financial statements and supplemental schedules of Global-American Investments, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Global-American Investments, Inc.
Walnut, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
February 18, 2010